[Latham & Watkins LLP Letterhead]

April 20, 2011

VIA EDGAR

Mr. Duc Dang
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Realty Income Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
File No. 001-13374

Dear Mr. Dang:

On behalf of our client, Realty Income Corporation, a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we are providing the Company’s response to the comment letter dated April 8, 2011 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and addressed to Mr. Paul M. Meurer, the Company’s Chief Financial Officer.  The Comment Letter relates to the Company’s Annual Report (the “Annual Report”) on Form 10-K filed with the Commission on February 10, 2011.

The material in italics below sets forth the Staff’s comment, followed by our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Annual Report.

General

1.
In future filings, please disclose the average effective rental per square foot on a portfolio basis, discuss leasing results for the reporting period, and include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions.  In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursements, as applicable.

April 20, 2011

Response: In future filings, the Company will disclose the average effective rental per square foot on a portfolio basis, discuss leasing results for the reporting period, and include disclosure regarding tenant improvement costs, leasing commissions and tenant concessions.  The Company will also provide quantitative disclosure on the impact of concessions and tenant expense reimbursements, as applicable.  The Company already provides information on tenant improvement costs and leasing commissions on page 4, but the Company will bring this information together so that it is more readily apparent to readers of its future filings.

Lease expirations, page 15

2.	In future filings please include a column to the table that indicates the total area in square feet covered by the expiring leases.

Response: In future filings, the Company will include a column to the table that indicates the total area in square feet covered by the expiring leases in the section regarding information of the Company’s property portfolio.

Risk Factors, page 18

3.
Please tell us whether you consider your current concentrations in California (10.8% of annualized rent) and Texas (8.8% of annualized rent) to represent a material risk.  If so, please discuss such risk in future filings.

Response: The Company does not consider its current concentrations in California and Texas to represent a material risk.  The Company’s properties are spread widely throughout both California and Texas, and the Company believes it is exposed to diverse economic communities within each state.  In addition, the Company’s properties are represented by numerous tenants in multiple different retail industries which further diversifies its risk profile within those states.  In California, the Company has 30 tenants in 15 retail industries, and in Texas, the Company has 89 tenants in 19 retail industries.  Furthermore, one of the Company’s California tenants, Diageo Chateau & Estate Wines, accounts for over half of the Company’s annualized rent concentration in California.  Although located in California, these Diageo properties are national or global brand vineyards and wineries that draw on national and global demand for sales, rather than in-store retail sales at the wineries in California.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

4.	In future filings please provide disclosure regarding rental rate trends on new and renewed leases.

April 20, 2011

Response: Because the Company has invested in over 2,500 single-tenant properties spread across 49 states and leased by over 122 tenants in 32 industries, the Company believes rental rate trends are very difficult to assess and are not meaningful disclosure (and may even be confusing or misleading disclosure) for investors or analysts.  For example, the Company may purchase or renew a child care facility in Alabama in one period and a movie theater in New York in the corresponding period.  Additionally, since most of the renewal properties have been under 15 to 20-year leases they are often the only property of their type currently available in a market.  Comparison of rental rate trends for such properties (with different property type, location, size and age), even when aggregated with the Company’s other rental activity, does not set forth a trend and is not meaningful.  Furthermore, the majority of our lease renewals occur with the existing tenant, whereby the new rental rate is determined in large part by the in-place 15 to 20-year old rental agreement, and thus the new rental rate may not convey information about the current rental market.  This information might be more meaningful for a company that owns similar types of properties with shorter lease terms like apartments, retail centers or hotels or if the properties are within a narrower geographic area, but the Company’s portfolio is much more diverse in all respects.  The Company respectfully requests the staff reconsider this comment.

Liquidity and capital resources, page 29

5.
In future filings please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the remaining fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Response: In future filings, the Company will supplement its discussion of sources of cash with a discussion of anticipated cash uses for the remaining part of the fiscal year, including, as appropriate, anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments in the Liquidity and Capital Resources section.

Rental Revenue, page 35

6.	Please tell us how you determine the same store pool. We may have further comments.

Response: For purposes of determining the same store pool, the Company includes all properties that were owned for the entirety of the year-to-date period as of both the current and prior year other than properties, during the current or prior year, (i) that were unleased at any time, (ii) that were under development, (iii) in which the Company has made an additional investment, (iv) where there was a significant eminent domain action where the rent was reduced and (v) that were re-leased with rent-free periods.  It should be noted that each of the exclusions from the same store pool is separately addressed within the same sentence explaining the changes in rental revenue for the period in question.  To enhance comparability of the year-to-date and most recent quarter ended results in its Form 10-Q’s, the Company has elected to use the same set of same store properties for both the year-to-date and most recent quarter analyses.

April 20, 2011

Adjusted Funds From Operations Available to Common Stockholders, page 43

7.
Please tell us, and disclose in future filings the reasons why you believe that presentation of the non-GAAP financial measure AFFO provides useful information to investors regarding your financial condition and results of operations.  We note that you consider it to be an appropriate supplemental measure of your performance because it provides analysts and investors with an additional indicator of your ability to pay dividends, but you also note in the last paragraph on page 43 that AFFO should not be considered as a measure of liquidity or of your ability to make cash distributions.

Response: The Company believes the non-GAAP financial measure AFFO provides useful information to investors because it is a widely accepted industry measure of the operating performance of real estate companies that is used by industry analysts and investors who look at and compare those companies.  In particular, AFFO provides an additional measure by which to compare the operating performance of different REITs without having to account for differing depreciation assumptions and other unique revenue and expense items which are not pertinent to the measurement of the particular company’s on-going operating performance.  The Company believes, therefore, that AFFO is an appropriate supplemental performance metric, and that the most appropriate GAAP performance metric to which AFFO should be reconciled is net income available to common stockholders.  In future filings, the Company will delete the language that AFFO “provides analysts and investors with an additional indicator of our ability to pay dividends,” since it may suggest its unintended use as a liquidity measure.

***

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to me at (714) 755-8172.

Sincerely,

/s/ William J. Cernius
William J. Cernius
of Latham & Watkins LLP

cc:           Paul M. Meurer, Realty Income Corporation